HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                October 16, 2007

John Madison
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tara Minerals Corp.
            Registration Statement on Form SB-2
            File No. 333-146512

     This office represents Tara Minerals Corp. (the "Company"). Amendment No. 1 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated July 3, 2007. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The letters "FS" under the page number column are references to pages in the Company's financial statements.

                                                                     Page Number
                                                                     -----------

C-1     Comment complied with.                                             N/A

C-2     Comment complied with.                                             N/A

C-3     Comment complied with.                                               7

C-4     Comment complied with.                                      Cover Page

C-5     The  Company  plans to  apply  for a  listing  on the OTC
        Bulletin Board shortly.                                            N/A

C-6     The Company will modify its website to conform to the
        disclosures in the Company's Registration Statement.               N/A

C-7     Comment complied with.                                         3, 5, 6

C-8     Comment complied with.                                               4

C-9     Comment complied with.                                               6

C-10    Comment complied with.                                               7

                                                                     Page Number
                                                                     -----------

C-11    Comment complied with.                                               9

C-12    Comment complied with.                                               9

C-13    Comment complied with.                                              10

C-14    Comment complied with.                                              11

C-15    The shares of American Metal Mining have been received by
        the Company.                                                       N/A

C-16    Comment complied with.                                              12

C-17    Comment complied with.                                              11

C-18    Prior to the June 25, 2007 press release the most recent
        press release regarding the Don Ramon property was issued
        on November 16, 2006. The statement in the June 25, 2007
        press release concerning the payment for the Don Ramon
        property is not inconsistent with the disclosure in the
        registration statement that the purchase price for the Don
        Ramon property was paid in full in January 2007. The
        statement in the press release and the statement in the
        registration statement are both correct.                           N/A


C-19    Comment complied with.                                              11

C-20    Comment complied with.                                              17

C-21    Comment complied with.                                              17

C-22    Tara Gold does not have any agreement with the Company
        concerning the allocation of properties. Tara Gold does
        not have a first right of refusal to acquire any properties from the Company. Since Tara Gold and the Company are under common control, if a gold/silver property becomes available,
        Tara Gold will attempt to acquire the property since the
        Company's focus is on industrial metals, as opposed to gold
        or silver.                                                         N/A

C-23    Comment complied with.                                              22

C-24    Comment complied with.                                              22

C-25    Comment complied with.                                    FS-2 / FS-15

C-26 Attached is a reconciliation of the items in the Company's balance sheet to the items in the statement of cash flows.

                                                                     Page Number
                                                                     -----------

        The statement of cash flows and Note 2 have been
        corrected. The amount of machinery and equipment in
        Note 2 ($175,354) is a combination of machinery and
        equipment acquired for cash ($8,282) and for debt
        ($167,072)                                                 FS-5, FS-12

C-27                                                                      FS-9

C-28                                                                      FS-8

C-29                                                                        11

C-30    Comment complied with.                                          Exh. 5

C-31    The Company will modify its website to conform to the
        disclosures in the Company's Registration Statement.               N/A

C-32    The value stated for the ore, $956/t, was calculated based upon the spot price of Pb (lead), Zn (zinc), and Ag (silver)
        on October 15, 2006, the day prior to press release. The
        formula for calculating the gross value of the ore from the samples taken was as follows: Spot price for Ag
        (silver) x g/Ag/t + Spot price of Zn (zinc) x % Zn + Spot
        Price of Pb (lead) x % Pb = gross value of ore. Prices were
        based upon information provided by kitco.com.                      N/A

C-33    Comment complied with.                                              10

C-34 The Company has included a map in Amendment no. 1 to its registration statement. However, Item 102 of Regulation
        SB-2 does not require a map. In addition, Section (c) of Guide 7 only requires a map if the Company has proven reserves.

C-35    Comment complied with.                                              12

C-36    Comment complied with.                                  11, 12, 13, 14

C-37    Comment complied with.                                              11

C-38    Comment complied with.                                      12, 13, 14

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.
                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                             /s/ William T. Hart

                                           William T. Hart
WTH:ap

                             Tara Minerals and Subs
                                 Balance Sheets

                                     ASSETS

                      4/30//07   Oct. 31/06  Operating   Investing   Financing    OCI    Non-Cash     Cash     NI/Depr      Total
Current assets
 Cash                1,159,024                       -                                             (1,159,024)           (1,159,024)

Accounts receivable          -                                  -                                                                 -
 Less: Allowance             -                                  -                                                                 -
                    ----------    ---------                                                                              ----------
                             -            -                     -                                                                 -

Other Receivables
  (IVAT)               258,728                 (52,513)                                  (206,215)                         (258,728)
Less:Allowance               -                                                                                                    -
                    ----------                                                                                           ----------
                       258,728                                                                                                    -

 Other receivables     187,774                (187,774)                                                                    (187,774)
 Less: Allowance             -                                                                                                    -
                    ----------                                                                                           ----------
Inventory due from
 related parties       555,747                                       (555,747)                                             (555,747)
Prepaid assets           5,220                  (5,220)                                                                      (5,220)
                    ----------                                                                                           ----------
Total current
   assets            2,166,493            -                                 -                                                     -
                    ----------    ---------
Fixed Assets
 Furniture and
    Equipment          175,354                             (8,282)                       (167,072)                         (175,354)
Accumulated
  Depreciation          (6,651)                                                                                    6,651      6,651
                    ----------    ---------
                       168,703            -
Mining Concession
 Mining concessions  1,357,463                       -         (0)                     (1,357,463)                       (1,357,463)
Accumulated Depletion        -                       -                                                                            -
                    ----------    ---------
                     1,357,463            -                                                                                       -

Other assets                 -                       -                                                                            -

Total assets         3,692,659            -                                                                                       -
                    ==========    =========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

                      4/30//07   Oct. 31/06   Operating   Investing   Financing    OCI    Non-Cash     Cash     NI/Depr      Total
Current liabilities

Accounts payable         5,985                   5,985                                                                        5,985
 Accrued expenses            -                       -                                                                            -
Notes payable,
 current portion        25,018                                                  (135,008)  (160,026)                          25,018
Due to related parties,
  current portion      571,224                                                  (505,000) 1,076,224                         571,224
                     ---------   ---------
     Total current
        liabilities    602,227           -                                                                                        -
                     ---------   ---------

Note payable                 0                                                -                                                   -
 Due to related parties,
 non-current portion               494,500                                    -             494,500                         494,500
                     ---------   ---------
  Total liabilities  1,096,727           -                                                                                        -

Minority Interest          544                                                      1,819                          (1,275)      544

Stockholders' deficit
 Common stock           30,000      30,000                                   (0)                                                 (0)

Additional paid-in
  capital            1,314,214     (30,000)                                  (0)                                1,344,214 1,344,214
 Share stock
   subscribed        2,540,600                                        2,540,600                                           2,540,600
Other comprehensive
  income                 7,775                                                      7,775                                     7,775
 Retained earnings
  (accumulated deficit)
  during development
    stage           (1,297,200)                      -                                                        (1,297,200)(1,297,200)
                    ----------    --------
  Total stockholders'
     deficit         2,595,388           -                                                                                        -
                    ----------    --------     -------      -------  ----------    -------   ------- --------  ----------   -------
Total liabilities and
 stockholders'
   deficit           3,692,659           -    (239,522)     (8,282)  1,346,663      7,775         - (1,159,024)   52,390         (0)
                    ==========    ========    ========      ======   =========     ======     =====  =========   =======    =======

       Check                (0)          -

Mining Concessions                                      PPE:
                                                        Non-Cash Equipment
Don Ramon   521,739 Non-cash (due to related parties)    Truck:        16,763
Las Nuvias  100,000 Non-cash (due to related parties)    Tractor:     100,162
Pilar       735,724 Non-cash (debt)                      Molino #1     24,964
          ---------                                      Molino #2     25,183
          1,357,463                                                   -------
                                                                      167,072

IVAT:                                      AMM Payment (Dec/Jan)      (11,180)
 Ramon       78,261 Non-cash (debt)        AMM Payment (Dec)          (47,171)
 Las Nuvias  15,000 Non-cash (debt)        AMM Payment                (24,964)
 Pilar       20,000 Non-cash (debt)        AMM Payment                (15,183)
           --------                        AMM Payment                (36,510)
            213,361                                                 ----------
                                                                       32,064
                                           IVAT                        (7,046)
                                                                    ----------
                                                                       25,019
                                           check                            0